BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

September 18, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director

Bryan Hough, Staff Attorney

Peter McPhun, Staff Accountant

Eric McPhee, Staff Accountant

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 4 to Registration Statement on Form S-1

Filed on September 7, 2017

File No. 333-218248

Gentle persons:

On behalf of the Registrant, we hereby request “acceleration” of the effective date of the Registration Statement to 12:00 p.m., Washington, D.C. time, on Wednesday, September 20, 2017, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

/s/ William B. Barnett
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. Liang, President

FORGE INNOVATION DEVELOPMENT CORP.

17700 Castleton Street, Suite 469

City of Industry, California 91748

Tele: (626) 361-1393

September 18, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director

Bryan Hough, Staff Attorney

Peter McPhun, Accountant

Eric McPhee, Accountant

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 4 to Registration Statement on Form S-1

Filed on September 7, 2017

File No. 333-218248

Gentle persons:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 4 to Registration Statement on Form S-1 relates (the “Company”), hereby respectfully requests that the effectiveness of the Amendment No. 4 to said Registration Statement be accelerated so that it will become effective at 12:00 p.m., Washington, D.C. time, Wednesday, December 20, 2017, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Patrick Liang
Patrick Liang, President